U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                   FORM 5

                 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address    2. Issuer Name and Ticker  6. Relationship of Reporting
   of Reporting Person    or Trading Symbol          Person to Issuer  (Check
                                                     all applicable)

Giarla, Michael J.      Harrington Financial        X Director   10% Owner
                        Group, Inc. (HFGI)
c/o Harrington 	                                       Officer 	   Other
    Financial Group
722 Main

Richmond IN 47374      3. IRS or Social Security  4. Statement for
                          Number of Reporting        Month/Year
                          Person (Voluntary)
                                                     June, 1999


                                                  5. If Amendment,
                                                     Date of Original
                                                     (Month/Year)



          Table 1 - Non-Derivative Securities Acquired, Disposed of, or
                 Beneficially Owned

1.Title of  2.Trans- 3.Trans- 4.Securities 5.Amount of   6.Owner-  7.Nature
  Security    action   action   Acquired(A)  Securities	   ship      of In-
  (Instr. 3)  Date     Code     or Disposed  Beneficially  Form:     direct
              (Month/ (Instr.8) of (D)       Owned at End  Direct    Bene-
              Day/             (Instr.3,4,5) of Month      (D) or    ficial
              Year)                          (Instr.3,4)   Indirect  Owner-
                         Code V  Amount (A)  Price         (I)       ship
                                                           or(D)



Common Stock,
$0.125 par value
per share                                      30,347     I    By Trust
	                                                       of Profit
                                                               Sharing
					                       Plan


Common Stock,                                                  As custo-
$0.125 par value                                               dian for
per share                                      12,353     I    children

Common Stock,
$0.125 par value
per share                                       3,899     I    Spouse's
	                                                       IRA
Common Stock,
$0.125 par value
per share                                      79,445     I    By spouse

Common Stock,
$0.125 par value
per share                                      74,075     D









        Table II - Derivative Securitites Acquired, Disposed of, or
                   Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.Title of 2.Conver- 3.Trans- 4.Trans-   5.Number       6.Date
Derivative sion or     action   action   of Deriv-      exercis-
Security   Exercise    Date     Code     ative          able and
           Price of                      Securi-        Expira-
           Deri-       (Month/           ties           tion Date
           vative      Day/              Acquired       (Month/
           Security    Year)             (A) or         Day/Year)
                                         Disposed
                                         of(D)

                               Code  V  (A)    (D)      Date      Exp
                                                        Exer-     Date
                                                        cisable



Options    $10.00     5/6/96                               *       5/6/06

Options    $11.50     5/6/97                               *       5/6/07

Options    $11.50     5/6/98                               *       5/6/08

Options    $8.25      5/6/99        A    1,000             *       5/6/09


7.Title and             8.Price    9.Number   10.Owner-
Amount of                of         of deriv-    ship
Underlyin                Deriv-     ative        Form of
Securities               ative      Secur-       Deriv-
                         Secur-     ities        ative
                         ity        Bene-        Secur-
                                    ficially     ity
                                    Owned        Direct
                                    at End       (D) or
                                    of Month     Indirect
                                                 (I)
Title         Amount
Common stock
$.125 par
value per
share	       1,000                  1,000        D


Common stock
$.125 par
value per
share	        1,000                  1,000       D

Common stock
$.125 par
value per
share	        1,000                  1,000       D

Common stock
$.125 par
value per
share	        1,000       $0           1,000       D




Explanation of Responses:


* Options vest at a rate of 20% per year from date of grant.








                           /S/Michael J. Giarla                8/2/99

                           Signature of Reporting Person         Date